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Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 39446

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING_____01/01/02_____ AND ENDING_____12/31/02._____
　　　　　　　　　　　　　　　　　　MM/DD/YY　　　　　　　　　　　　　MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:　　Capital Management Partners, Inc.

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

1100 North Fourth Street, Suite 141
　　　　　　　　　　　　　(No. and Street)

Fairfield　　　　　　　　　　Iowa　　　　　　　　52556
　　(City)　　　　　　　　　　(State)　　　　　　　(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Peter Ecob　　　　　　　　　　　　　　　　　　　(641) 472-8800
　　　　　　　　　　　　　　　　　　　　　　(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Spicer, Jeffries & Co.
　　　　　　　　　(Name – *if individual, state last, first, middle name*)

4155 E. Jewell Avenue, Suite 307　　Denver　　　　　Colorado　　　　80222
　　(Address)　　　　　　　　　　(City)　　　　　(State)　　　　(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions

PROCESSED
MAR 1 2 2003
RECEIVED
FEB 2 7 2003
THOMSON
FINANCIAL
165

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, ___Peter Ecob_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ___Capital Management Partners, Inc._____, as of ___December 31_____, 20 _02___, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____

Signature

_____
C F O
Title

_____
Notary Public

CAROLYN J. SIMMONS
Commission Number 146121
My Commission Expires
January 28, 2006

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditors' Report on Internal Accounting Control.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CAPITAL MANAGEMENT
PARTNERS, INC.

REPORT PURSUANT TO RULE 17a-5(d)

YEAR ENDED DECEMBER 31, 2002

CAPITAL MANAGEMENT PARTNERS, INC.

CONTENTS



SPICER, JEFFRIES & CO.
CERTIFIED PUBLIC ACCOUNTANTS

4155 E. JEWELL AVENUE
SUITE 307
DENVER, COLORADO 80222
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

INDEPENDENT AUDITORS' REPORT

The Board of Directors
Capital Management Partners, Inc.

We have audited the accompanying statement of financial condition of Capital Management Partners, Inc. as of December 31, 2002, and the related statements of operations, changes in shareholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Capital Management Partners, Inc. as of December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the financial statements taken as a whole. The supplementary information listed in the accompanying table of contents is presented for purposes of additional analysis and is not required for a fair presentation of the financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Spicer, Jeffries & Co.

Denver, Colorado
February 6, 2003

CAPITAL MANAGEMENT PARTNERS, INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2002

ASSETS

Cash and cash equivalents	$	226 026
Receivables:		
Commissions		96 935
Other (Note 3)		15 551
Furniture and equipment, net of accumulated depreciation of $35,415		5 793
Securities owned, at fair value		25 589
Other assets		19 760
	$	389 654

LIABILITIES AND SHAREHOLDERS' EQUITY

LIABILITIES:		
Commissions and salaries payable	$	41 478
Accounts payable and accrued expenses		3 297
TOTAL LIABILITIES		44 775
SHAREHOLDERS' EQUITY (Note 2):		
Common stock, no par value; 3,000 shares authorized;		
2,105 shares issued and outstanding		344 879
Retained earnings		-
TOTAL SHAREHOLDERS' EQUITY		344 879
	$	389 654

CAPITAL MANAGEMENT PARTNERS, INC.

STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2002

REVENUE:		
Commissions	$	735 727
Other income		3 778
Total revenue		739 505
EXPENSES:		
Commissions		349 302
Salaries, benefits and payroll taxes		185 914
General and administrative		99 265
Total expenses		634 481
NET INCOME	$	**105 024**

The accompanying notes are an integral part of this statement.

CAPITAL MANAGEMENT PARTNERS, INC.

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
YEAR ENDED DECEMBER 31, 2002

	Common Stock	Retained Earnings
BALANCES, December 31, 2001	$ 389 855	$ -
Distributions	(44 976)	(105 024)
Net income	-	105 024
BALANCES, December 31, 2002	$ 344 879	$ -

CAPITAL MANAGEMENT PARTNERS, INC.

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2002

CASH FLOWS FROM OPERATING ACTIVITIES:

Net income	$	105 024
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation expense		1 718
Change in unrealized gains		(1 361)
Decrease in commissions receivable		21 918
Increase in other receivables		(7 906)
Decrease in commissions and salaries payable		(22 484)
Decrease in accounts payable and accrued expenses		(2 537)
Increase in other assets		(15 680)
Net cash provided by operating activities		78 692

CASH FLOWS FROM FINANCING ACTIVITIES:

Distributions to shareholders		(150 000)

NET DECREASE IN CASH AND CASH EQUIVALENTS		(71 308)
CASH AND CASH EQUIVALENTS, at beginning of year		297 334
CASH AND CASH EQUIVALENTS, at end of year	$	226 026

NOTE 1 -   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Capital Management Partners, Inc. (the "Company") was incorporated December 11, 1987. The Company's primary activity is marketing commodity funds and investment partnerships and acting as an introducing broker registered with the Commodity Futures Trading Commission ("CFTC"). In addition the Company is a securities broker-dealer registered with the Securities and Exchange Commission.

The Company, with the consent of its shareholders, has elected to be taxed under a section of the federal and state income tax laws, which provides that, in lieu of corporation income taxes, the shareholders separately account for their pro rata shares of the Company's items of income, deductions, losses, and credits. Therefore, these statements do not include any provision (benefit) for corporation income taxes.

The Company, under rule 15c3-3(k)(2)(i), is exempt from the reserve and possession or control requirements of rule 15c3-3 of the Securities and Exchange Commission.

The Company provides for depreciation of furniture and equipment on the straight-line method based on estimated lives of five years.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

For purposes of the statement of cash flows, the Company considers money market funds as cash and cash equivalents.

NOTE 2 -   NET CAPITAL AND MINIMUM CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital as a securities broker-dealer, as defined under such provisions. In addition, as an introducing broker, the Company is subject to minimum capital requirements of $30,000 adopted and administered by the CFTC. At December 31, 2002, the Company had net capital and net capital requirements of $230,840 and $30,000, respectively. The Company's net capital ratio (aggregate indebtedness to net capital) was .19 to 1. According to rule 15c3-1, the Company's net capital ratio shall not exceed 15 to 1.

NOTE 3 - RELATED PARTY TRANSACTIONS

The Company has entered into shareholder agreements which obligate certain shareholders to contribute additional capital sufficient to fund the Company's cash flow requirements.

Commission revenue includes approximately $56,278 relating to the sale of limited partnership interests and commodity futures transactions for partnerships of which an affiliated company is the general partner.

The Company shares office space and certain office services with an affiliated company. Related costs are allocated on bases agreed upon by the companies. The Company received approximately $131,050 from an affiliated entity as reimbursement for various office expenses. Included in other receivables at December 31, 2002 is $11,814 due from this entity.

NOTE 4 - FINANCIAL INSTRUMENTS, COMMITMENTS AND CONTINGENCIES

The Company leases office space from an unrelated entity under a noncancellable operating lease expiring in 2005. Future minimum rental commitments under the lease as of December 31, 2002 are approximately as follows:

Year	Amount
2003	$ 30 536
2004	30 536
2005	17 812
	$ 78 884

Total rental expense of $16,069, net of reimbursements from an affiliated entity (see Note 3), was charged to operations during the year ended December 31, 2002.

The Company's financial instruments, including cash, receivables, payables and other liabilities are carried at amounts that approximate fair value due to the short-term nature of those instruments. Securities owned are valued at quoted market prices, or if not readily marketable, at the cost of the securities.

The Company has deposits in banks in excess of the federally insured amount of $100,000. The amounts in excess of $100,000 are subject to loss should the bank cease business.

SUPPLEMENTAL INFORMATION

CAPITAL MANAGEMENT PARTNERS, INC.

COMPUTATION OF NET CAPITAL PURSUANT TO
UNIFORM NET CAPITAL RULE 15c3-1
<u>DECEMBER 31, 2002</u>

CREDIT:

Shareholders' equity	$	344 879

DEBITS:

Commissions receivable	50 756
Other receivables	15 551
Non-marketable securities	18 900
Furniture and equipment, net	5 793
Other assets	19 760
Total debits	110 760
Net capital before haircuts	234 119
Haircut on securities and money market fund	3 279

NET CAPITAL   230 840

Minimum requirements of 6 2/3% of aggregate indebtedness
of $44,775 or $30,000, whichever is greater   30 000

Excess net capital	$	**200 840**

AGGREGATE INDEBTEDNESS:

Commissions payable	$	41 478
Accounts payable and accrued expenses		3 297
	$	**44 775**

RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL   **.19 to 1**

NOTE: There are no material differences between the above computation of net capital and the
corresponding computation submitted by the Company with the unaudited Form X-17A-5.

See Independent Auditors' Report.   10



SPICER, JEFFRIES & CO.

CERTIFIED PUBLIC ACCOUNTANTS

4155 E. JEWELL AVENUE

SUITE 307

DENVER, COLORADO 80222

TELEPHONE: (303) 753-1959

FAX: (303) 753-0338

www.spicerjeffries.com

INDEPENDENT AUDITORS' SUPPLEMENTARY REPORT
ON INTERNAL ACCOUNTING CONTROL

The Board of Directors
Capital Management Partners, Inc.

In planning and performing our audit of the financial statements and supplemental schedule of Capital Management Partners, Inc. for the year ended December 31, 2002, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Capital Management Partners, Inc. that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13 or complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Company's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

A MEMBER FIRM OF MACINTYRE STRATER INTERNATIONAL LIMITED (MSI),

A WORLDWIDE ASSOCIATION OF INDEPENDENT PROFESSIONAL FIRMS.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. This report recognizes that it is not practicable in an organization the size of Capital Management Partners, Inc. to achieve all the divisions of duties and cross-checks generally included in a system of internal accounting control and that alternatively greater reliance must be placed on surveillance by management.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the Commission's objectives.

In addition, our review indicated that Capital Management Partners, Inc. was in compliance with the conditions of exemption from rule 15c3-3 pursuant to paragraph k(2)(i) as of December 31, 2002, and no facts came to our attention to indicate that such conditions had not been complied with during the year.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange, Inc. and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Denver, Colorado
February 6, 2003



SPICER, JEFFRIES & CO.

CERTIFIED PUBLIC ACCOUNTANTS

4155 E. JEWELL AVENUE
SUITE 307
DENVER, COLORADO 80222
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY REGULATION 1.16 OF THE COMMODITY FUTURES TRADING COMMISSION

The Board of Directors
Capital Management Partners, Inc.

In planning and performing our audit of the financial statements of Capital Management Partners, Inc. for the year ended December 31, 2002, we considered its internal control structure, including procedures for safeguarding customer and firm assets, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Regulation 1.16 of the Commodity Futures Trading Commission, ("CFTC") we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Capital Management Partners, Inc. that we considered relevant to the objectives stated in Regulation 1.16, in making the periodic computations of minimum financial requirements pursuant to regulation 1.17. We did not review the practices and procedures followed by the Company in making the daily computations of the segregation requirement of section 4d(2) of the Commodity Exchange Act nor the daily computations of the foreign futures and the foreign options secured amount requirements pursuant to Regulation 30.7 of the CFTC because the Company does not carry customer accounts nor foreign futures and options customers.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the CFTC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Regulation 1.16 lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A MEMBER FIRM OF MACINTYRE STRATER INTERNATIONAL LIMITED (MSI).
A WORLDWIDE ASSOCIATION OF INDEPENDENT PROFESSIONAL FIRMS.

13

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure element does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding customer and firm assets, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the CFTC to be adequate for its purposes in accordance with the Commodity Exchange Act and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the CFTC's objectives.

This report recognizes that it is not practicable in an organization the size of Capital Management Partners, Inc. to achieve all the divisions of duties and cross-checks generally included in a system of internal accounting control and that alternatively greater reliance must be placed on surveillance by management.

This report is intended solely for the use of management, the CFTC, and other regulatory agencies that rely on Regulation 1.16 of the CFTC and should not be used for any other purpose.

Spicer, Jeffries & Co.

Denver, Colorado
February 6, 2003

14